Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 17, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Gallaher Group Plc today announces that it has approved the allotment of 6,584 shares to a number of former employees who have exercised their options to purchase shares under the Company's Savings Related Share Option Scheme. Of the 6,584 shares to be allotted, 77 shares are at a price of £5.59 per share, 453 shares at a price of £3.67 per share and 6,054 at a price of £2.97 per share. Gallaher’s total number of shares in issue now stands at 651,599,117.

In addition, Gallaher Group Plc has today been advised by Fidelity Investments that FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, have adjusted their holding in Gallaher Group Plc's shares. They now have an interest in 42,015,107 shares, being some 6.45% of the Company's issued shares.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: September 17, 2003	Title:	Deputy Company Secretary